January 2, 2014

William H. Thompson
Accounting Branch Chief
Securities and Exchange Commission

Re:	Bio-Solution Corp. Form 10-K for the Fiscal Year Ended December 31, 2012 Filed March 22, 2013 Response Dates December 17, 2013 File No. 333-147917

Dear Mr. Thompson:

Thank-you for the precise references in your response letter. We have reviewed your response letter dated December 17, 2013.  Below are our responses.  Bio-Solutions Corp recognizes that our Company is responsible for the adequacy and accuracy of the disclosures in the filing.  Also, the staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.  In addition, our Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 8. Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

1.
We reviewed the updated auditor report provided in response to comment 1 in our letter dated November 20, 2013. Please provide a revised report to refer to the statements of operations and comprehensive loss, or statements of comprehensive loss, rather than to the statements of operations and accumulated other comprehensive loss in the introductory and opinion paragraphs. Please also revise the heading of the statements on page F-4 for consistency. Refer to ASC 220-10-45-1A and the illustrative examples in ASC 220-10-55-7.

Company Response: Agreed, we will file an amended 12.31.12 10K with the appropriate wording on Page F-4 and updated auditor report.

Note 6 – Convertible Notes Payable, page F-15

2.
We reviewed your response to comment 4 in our letter dated November 20, 2013 and note your conclusion that you incorrectly accounted for the beneficial conversion features present in convertible debt instruments with fixed conversion prices. We also note that you considered SAB 108 and concluded that although the accounting errors are quantitatively material you propose to correct the accounting errors in the fourth quarter of 2013 because you believe that the qualitative impact on your financial statements is low. Please:

•
confirm to us that the intrinsic values of the beneficial conversion features were calculated at the commitment dates as the difference between the conversion prices of the notes and the fair value of your common stock in accordance with ASC 470-20-30-6 and that the intrinsic values of the beneficial conversion features recognized as discounts were limited to the amount of proceeds allocated to the convertible debt instruments in accordance with ASC 470-20-30-8;

•
provide us your underlying analysis of each convertible note included in the schedule of the BCF adjustment which reflects the calculation of the beneficial conversion feature, the debt discount and amortization of the debt discount for each quarter, and tell us why there is no BCF interest expense for the fourth quarter of 2012; and

•
tell us (i) the qualitative factors you considered and why you believe the qualitative factors cause a misstatement of a quantitatively material amount to be immaterial, and (ii) your consideration of ASC 250-10-S99-2 in recommending to correct the accounting errors in the fourth quarter of 2013.

Company response:

Bullet Point 1:

Yes, the Company calculated the intrinsic values of the beneficial conversion features at the commitment dates as the difference between the conversion prices of the notes and the fair value of the Company’s common stock in accordance with ASC 470-20-30-6 and that the intrinsic values of the beneficial conversion features recognized as discounts were limited to the amount of proceeds allocated to the convertible debt instruments in accordance with ASC 470-20-30-8.  See below schedule in Bullet Point 2.

Bullet Point 2:

Here is the underlying analysis for each convertible note included in the schedule of the BCF adjustment which reflects the calculation of the beneficial conversion feature, the debt discount and amortization of the debt discount for each quarter.  The calculation of the discount is as follows: Converted Shares (Loan Proceeds/Conversion Price) *(Market Price on Date of Issuance less Conversion Price)

Here is the debt discount calculation:

Note: the Company initiated the disclosure in Q212 and recorded a “catch up” adjustment for the first four notes listed above (11.30.11 through 3.31.12 loan dates).

Here is the discount amortization for each quarter:

Per the comment letter above“tell us why there is no BCF interest expense for the fourth quarter of 2012”.  Please see above table, there was a $20,328 discount in Q412.  The below schedule from the  Company’s response letter dated December 4, 2013, reflects N/A for the quarter ended December 31, 2012; Since this was for a Form 10-K we did not show the Q412 numbers on the schedule.  The Q412 numbers are reflected in the Year-To-Date Summary below.

Bullet Point 3:

The qualitative factors we considered are as follows:

•	The Company is a development stage Company with almost no revenues (5 boxes sold through 12.31.13) and minimal other operating activity.
•
The Company produced our first product (Type2Defense) in June 2013 and created an infomercial in September 2013, unfortunately the financing to launch the product fell through and we are currently working on new financing.  The Company does not have the resources for a restatement. We are hoping to launch in Q114 and create jobs.

•
The restatement is for a non-cash item – amortization of discount (interest expense).  We do not believe the quality of the financial statements will deteriorate by a $.001 or $.002 change in earnings per share.

•	The financials were issued with a going concern. The company is not misleading the users to the financial statements. Until the Company generates significant revenue – this is not a safe investment.
•	The Company will fully record and disclose the adjustment in the 12.31.13 Form 10-K.

The Company’s consideration of ASC 250-10-S99-2 in recommending to correct the accounting errors in the three months ended 12.31.13 are as follows.

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FN74 - The Company has properly determined that the overstatement of the liability and understatement of expense resulted from an error rather than a change in accounting estimate and appropriately quantified the amount of this error for the purpose of evaluating materiality for the current year. Based on the quantitative factors the misstatement is material. However, based on the qualitative factors the Company’s position is the misstatement is not material.

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FN75 - Topic 1N addresses certain of these quantitative issues.The Company is proposing the “iron curtain” approach that quantifies a misstatement based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, irrespective of the misstatements year of origination.

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FN76 - FASB Concepts Statement No. 2, Qualitative Characteristics of Accounting Information.  The Company’s position: there is a low probability that the judgment of a reasonable person relying upon the financial statements and notes would have been changed or influenced by the correction of the misstatement.

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FN77 - Statement 154, paragraph 2h [Section 250-10-20]. The Company will quantify the current year misstatement using both the iron curtain approach and the rollover approach in the 12.31.13 Form 10-K.  We will quantify the current year and prior year impact on the current year financial statements.

Conclusion:

The Company’s position is to record the 2012 and 2013 misstatement in the three months ended 12.31.13 and properly disclose the adjustment in the 12.31.13 Form 10-K as described above.

Note 10 – Intellectual Property, page F-17

3.
Your response to comment 5 in our letter dated November 20, 2013 sets forth a summary of the guidance in ASC 805 regarding the definition of a business, acquisition of assets rather than a business, reverse acquisitions and Rule 11-01 of Regulation S-X. As indicated in your response and in the guidance, a business consists of inputs and processes applied to those inputs that have the ability to create outputs. Also, determining whether a particular set of assets and activities is a business should be based on whether the integrated set is capable of being conducted and managed as a business by a market participant, and it is not relevant whether a seller operated the set as a business or whether the acquirer intends to operate the set as a business. In addition, a development stage company that has not begun producing outputs may be a business. To help us better understand your conclusion please address the following:

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The extent to which you considered the intellectual property acquired to represent an input and the skills and experience of Mr. Gallagher to provide the necessary processes that are capable of being applied to inputs to create outputs as defined in ASC 805-10-55-4 through 55-6;

•	The extent, in detail, to which you considered each factor in ASC 805-10-55-7 as to whether the acquisition is more appropriately determined to be an acquisition of a business; and

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How you evaluated the contingent payment arrangement and your basis in GAAP for treating contingent payments as additional consideration as opposed to compensation to Mr. Gallagher in light of the guidance in ASC 805-10-55-25. In doing so, please specifically address the indicators set forth in ASC 805-10-55-25.

Company response:

Bullet Point 1

According ASC 805-10-55-4 through 55-6 a business is consists of inputs and processes applied to those inputs with outputs not required to qualify as a business.  The Company position is the Type2Defense product was not a business for the following reasons:

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Prior to joining Bio-Solutions, Mr. Gallagher and Dr. Chandrasekhar Mallangi, Chief Scientist, developed the Type2Defense formula (the formula).  The formula is a proprietary blend that can assist in the stabilization of healthy glucose levels as well as provide strong antioxidants for Type 2 Diabetics.

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There was no process to produce the formula prior to the acquisition of the formula by Bio-Solutions Corp.  There were no documented processes in place and no organized workforce that was capable of applying inputs to create outputs in accordance with 805-10-55-4.

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The formula was not finalized until after the acquisition of the product by the Company.  Thus, there is a low probability other market participants would have been able acquire the product and produce outputs without the input of Mr. Gallagher and Dr. Mallangi as suggested by ASC 805-10-55-5.

•
Prior to the acquisition of the product by Bio-Solutions Corp, there was very little business activity to suggest elements of a business according to ASC 805-10-55-6, other than some formula development and a liability for the time expended by Dr. Mallangi.  Mr Gallagher was not compensated. There were no inputs, processes, or outputs.

Bullet Point 2

ASC 805-10-55-7 suggests an integrated set of activities and assets might not have outputs and should consider the follow factors.

a)	Mr. Gallaher began planning principle activities but had not finalized a formula and did not have the resources to move forward.
b)
There were no employees, only the efforts of Mr. Gallagher and Dr. Mallangi as independent contractors. Only Dr.Mallangi earned a consulting fee. Mr. Gallagher did not earn consulting fees as the principle. The only significant item was the unfinished Type2Defense formula. There are no input and processes that could be applied to outputs.

c)	There was no plan to pursue outputs until the formula was finalized.
d)	Mr. Gallagher and Dr. Mallangi did not have the resources to obtain access to customers that would purchase the outputs (e.g., funding, product, website, distribution, etc.)

Bullet Point 3

ASC 805-10-55-7 suggests the following factors should be considered whether an arrangement of payment of the Type2Defense (the product”) is part of an exchange for the acquiree or a transaction separate from the business combination:

a)
Continuing employment - Mr. Gallagher and Dr. Mallangi joined the Company as CFO/Director and Chief Science Officer, respectively, upon the acquisition of the formula by the Company. There was no formal agreement for either person upon joining the Company.

Mr Gallagher sold the intellectual property for the formula and other minor assets to Bio-Solutions on September 26, 2011 for 20 million shares of the Company’s common stock. These shares were distributed to Mr Gallagher and 10 other consultants for their efforts to finalize the acquisition with the Company. The agreement also includes the issuance of 10,000,000 shares of the Company’s common stock upon achieving certain operational milestones and an additional 10,000,000 shares of Company’s common stock upon reaching 1,500 customers. Based on the agreement, Mr. Gallagher was given the responsibility of producing and marketing the Type2Defense product. In addition, Mr. Gallagher was appointed to the Company’s as Vice President and Chief Financial Officer and director.

On June 15, 2012, Mr. Gilles Chaumillon resigned as President, Chief Executive Officer and Director of the Company and Mr. Gallagher assumed his duties as President and Chief Executive Officer of the Company.

Mr. Gallagher was issued an employment agreement effective July 1, 2012 through December 31, 2013 for 15,000,000 shares of the Company’s common stock for the additional duties as the Company’s CEO. The Company is currently negotiating a new employment agreement with Mr. Gallagher.

b)	Duration of continuing employment - the period of required employment for Mr. Gallagher is longer than the contingent period that may indicate the contingent payments are compensation.
c)
Level of compensation – Mr. Gallagher’s compensation other than the contingent payments is at a reasonable level for his duties as CEO, this indicates the contingent payments are additional consideration rather than compensation.

d)	Incremental payments to employees – not applicable as Mr. Gallagher and Dr. Mallangi joined the Company
e)
Number of shares owned – Mr. Gallagher and Dr. Mallangi do not own substantially all shares in the Company. They received approximately 10% of the total stock outstanding for the product. This indicates the contingent payments are additional consideration rather than compensation.

f)
Linkage to valuation – The initial consideration transferred at the acquisition date was the market price at the date of acquisition.  Since the contingent payment is not tied to a profit sharing arrangement, this indicates the contingent payments are additional consideration rather than compensation.

g)
The formula for determining consideration is simply meeting certain milestones (e.g., producing product, creating a website and upon reaching 1,500 customers) and not a specified percentage of earning, this indicates the contingent payments are additional consideration rather than compensation.

h)	There are no other agreementsthat indicate the contingent payments are additional consideration or compensation (e.g., noncompete agreements).

Conclusion:

Based on the above, the acquisition of the Type2Defense product from Mr. Gallagher is an acquisition of an asset (intellectual property) using purchase price accounting and not the acquisition of a business. The entire purchase price (40 Million shares) should be treated as intellectual property of the Company when earned.

The Company recognizes the comments from the previous letter dated November 20, 2013 in addition to the comments above and will implement all changes discussed in both letters.

Best Regards,

/s/ William Gallagher
William Gallagher
CEO, CFO and Director of Bio-Solutions